

April 14, 2017

Via E-Mail
Kenton J. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

> Re: **Cypress Semiconductor Corporation**
> **Preliminary Proxy Statement filed on April 5, 2017**
> **File No. 001-10079**

Dear Mr. King:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Certain Background Information, page 10

1. We note your disclosure that on November 3, 2016, when Lattice announced that it had agreed to be acquired by Canyon Bridge, Mr. Bingham had already reached an understanding to join Canyon Bridge's founding team but that Mr. Bingham had not actually joined Canyon Bridge yet. We also note some public statements filed in connection with the transaction announcement by Lattice that refer to Mr. Bingham, on November 3, 2016, as a co-founder and general partner of Canyon Bridge. Please revise your disclosure to clarify this apparent contradiction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions